July 20, 2010

FEDERAL EXPRESS AND

EDGAR CORRESPONDENCE

Jay Webb

Julie Sherman

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Merit Medical Systems, Inc.

File No. 000-18592

Form 10-K: For the Fiscal Year Ended December 31, 2009

Response to Staff Letter Dated June 22, 2010

Dear Mr. Webb and Ms. Sherman:

We have reviewed the comments set forth in your letter dated June 22, 2010, regarding the Annual Report on Form 10-K of Merit Medical Systems, Inc. (“Merit”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.              We noted your inventory balances represent approximately 52% of current assets at December 31, 2009 and that inventories have increased significantly from $38 million at December 31, 2008 up to $47 million at December 31, 2009.  We also noted that while your sales have also increased, they have not increased as significantly as your inventory levels over the past several years.  Please revise future filings to explain significant changes and fluctuations in financial statement line items, such as the significant increase in inventory levels, as follows:

•                  Explain the underlying reason for the significant increase in inventory; for example, explain if the increase is particularly related to a certain product and management’s reason for obtaining and maintaining increased inventory levels.

•                  Revise your liquidity discussion to address the significant cash outflow related to inventory.  We particularly noted that the cash outflow related to inventory was a significant cash flow from operating activities in 2009 and 2008 but do not see where you addressed this as part of your liquidity discussion.  We noted only an outdated discussion regarding the “increase in working capital for 2007 over 2006 was primarily the result of an increase in cash net of the reduction in inventories as you focused on improving your inventory turns.” We refer you to Section IV.B of SEC Release 33-8350.

•                  Enhance your related critical accounting policy disclosures regarding your inventory obsolescence reserve to provide greater insight into the quality and variability of information.  Explain more specifically how you arrive at your estimated inventory reserve, how accurate your estimates have been in the past, how your estimates and assumptions have changed during recent periods, etc.  We refer you to Section V of SEC Release 33-8350.

Please provide us with examples of your enhanced disclosures so we may better understand the significant increase.

RESPONSE:  In future applicable filings, we will explain significant changes and fluctuations in financial statement line items, such as inventory.  For your reference, we have prepared the following examples of our anticipated disclosure, which address the increases in our inventory levels for the periods indicated:

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Cash Flows

During the year ended December 31, 2009, our inventory balances increased by approximately $8.8 million, from $38.4 million at December 31, 2008 to $47.2 million at December 31, 2009.  The increase resulted from a combination of factors, including the following principal elements: a $3.2 million increase in raw material, work in process and finished goods inventory attributable to our acquisition of three product lines associated with our business combinations with Biosearch, Hatch and Alveolus; a change in our in transit finished good and raw material inventory shipping practices (from air freight to ocean freight) between our manufacturing facility in Ireland and our distribution facility in the Netherlands, which increased our in transit finished good and raw material inventory levels by four weeks or approximately $1.8 million; higher inventory levels of approximately $3.8 million attributable to a 10% increase in our base business; and our management’s decision to increase inventory levels for many of our products in order to improve customer service delivery time frames.

During the year ended December 31, 2008, our inventory balances increased by approximately $4.3 million, from $34.1 million at December 31, 2007 to $38.4 million at December 31, 2008.  This increase resulted primarily from higher inventory levels of approximately $3.1 million attributable to a 9% increase in sales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Cash Flows

Besides increases in net income from 2007 through 2009, the largest item affecting our cash flow from operations for the years ended December 31, 2008 and 2009 was $4.3 million and $8.8 million of investment in additional inventories in 2008 and 2009 (as discussed above), respectively, which reduced our net cash flow from operations for those periods by corresponding amounts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Critical Accounting Policies

Inventory Obsolescence Reserve.  Our management reviews on a quarterly basis inventory quantities on hand for unmarketable and/or slow-moving products that may expire prior to being sold.  This review includes quantities on hand for both raw materials and finished goods.  Based on this review, we provide a reserve for any slow-moving finished good products or raw materials that we believe will expire prior to being sold or used to produce a finished good and any products that are unmarketable. This review of inventory quantities for unmarketable and/or slow moving products is based on forecasted product demand prior to expiration lives.

Forecasted unit demand is derived from our historical experience of product sales and production raw material usage.  If market conditions become less favorable than those projected by our management, additional inventory write-downs may be required.  During the years ended December 31, 2009, 2008 and 2007, we provided on an annual basis obsolescence reserves between $1.1 million to $1.5 million and have written off against such reserves between $1.2 million and $1.3 million on an annual basis.  Based on this historical trend, we believe that the amount included in our obsolescence reserve represents an accurate estimate of the unmarketable and/or slow moving products that may expire prior to being sold.

Financial Statements, page 25

Note 2 Acquisitions, page 36

2.              We see that you entered into an “asset purchase agreement” with Hatch on June 2, 2009 and paid a total of $21 million as of December 31, 2009, the entire amount of which you allocated to intangible assets and goodwill.  Please respond to the following:

•                  Please clarify if the $21 million paid constitutes the total purchase price and whether you have paid additional amounts in 2010 or may be required to pay more at a future date.

•                  Please tell us more about how you accounted for the referenced transaction and clarify why you recorded goodwill in conjunction with an asset purchase.  We refer you to FASB ASC 805-50-30-3 (paragraph D6 of SFAS 141R).

•                  Clarify for us why you believe the assets and liabilities acquired constitute a business or the referenced transaction was, in fact, an asset purchase.

•                  Cite the applicable U.S. GAAP literature upon which you based your accounting as part of your response.

RESPONSE:  In response to the Staff’s comments, we advise that the total purchase price we paid in connection with our acquisition of the EN Snare® foreign body removal business from Hatch Medical, L.L.C. (“Hatch”) was $21 million.   We have no future payment obligations with respect to the Hatch acquisition.

With respect to our accounting for the Hatch acquisition, we evaluated the guidance set forth in Accounting Standards Codification (“ASC”) No. 805 in our determination to account for this transaction as a business combination.  ASC 805-10-20 defines a business as follows:

“An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

We also considered ASC 805-10-55-4, which provides implementation guidance to help entities identify what constitutes a business:

“55-4. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.     Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.     Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.     Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

In connection with this business combination, we acquired the following inputs and processes:

•                  Developed technology, which included intellectual property (patents, copyrights and trade names), contracts, books, records and other intangible personal property of Hatch directly related to the EN Snare® foreign body removal business;

•                  trademarks;

•                  vendor relationships and part specifications;

•                  tooling and equipment specifications as well as assistance to obtain them; and

•                  critical documentation (including manufacturing procedures, bills of materials,  component specifications, top assembly specifications, tooling and equipment specifications, vendor specifications).

Based on the elements described above, we have utilized the inputs and processes acquired from Hatch to create outputs (the EN Snare® device) that we believe will provide economic benefit to our shareholders.  The inputs and processes described above would allow a market participant to be capable of producing outputs by integrating the business with their own inputs and processes.  This is consistent with the guidance in ASC 805-10-55-5 and 55-8, which states:

“55-5 To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements — inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

“55-8. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

Moreover, with the application of the inputs and processes described above, we are currently manufacturing and selling the EN Snare® device.

In addition to the factors described above, other considerations we applied in our conclusion that the Hatch acquisition transaction represents a business combination are described below:

•                                          We did not acquire any liabilities in the Hatch acquisition; however, this does not preclude the acquisition from being considered a business combination as provided for in ASC 805-10-55-6, which states:

“The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.”

•                                          To assist us in determining the fair values to be assigned to the individual assets acquired, we engaged an outside valuation specialist.  Based on the valuation of each of the assets acquired, we determined that goodwill was present based on the particular set of assets and activities being acquired.  As noted in ASC 805-10-55-9 (set forth below), when goodwill is present, the related acquisition shall be presumed as a business:

“In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.”

Item 11.  Executive Compensation, page 56

3.              In connection with our review of your Part III information, we note the disclosure under the section “Base Salary” on page 11 of your proxy statement that you have incorporated by reference that the compensation committee considered certain “criteria” and “individual performance.”  In future filings, describe the specific criteria and performance taken into account in setting base salary and, if applicable, why the base salaries varied among your named executive officers.

RESPONSE:  In future applicable filings we will describe the criteria and performance measures considered by the Compensation Committee of our Board of Directors (the “Compensation Committee”) in determining the amount of base salary paid to our executive officers, including, as applicable, the reasons for differences in salary levels among our executive officers.

4.              In our review of your Part III information, we note that you have not disclosed the “goals” mentioned in the sixth paragraph under the section “Annual Incentive Cash Bonuses” on page 12 of your proxy statement.  In future filings provide more specific disclosure of the nature of the goals without disclosing information that is appropriate for confidential treatment.  To the extent you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation supporting your conclusion.  Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the goals and increased shareholder value, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

RESPONSE:  In future applicable filings we will provide additional disclosure regarding the goals which the Compensation Committee considers in the course of determining the amount of Annual Incentive Cash Bonuses payable to our executive officers.

5.              In connection with our review of your Part III information, we note from your disclosure under the section “Long-Term Incentive Compensation” on page 13 of your proxy statement that you granted stock options to your named executive officers.  In future filings, please include analysis and insight into how your compensation committee made its compensation determination with respect to each named executive officer.  For example, discuss and analyze how the compensation committee determined the actual number of stock options that were awarded to your named executive officers and, if applicable, why those awards varied among your named executive officer.

RESPONSE:  In future applicable filings we will provide additional explanation of the analysis performed and information considered by our Compensation Committee in the process of determining the amount of long-term incentive compensation awarded to our named executive officers, including the reasons for variation in the number of stock options awarded to our named executive officers.

Item 13.  Certain Relationships and Related Party Transactions, page 56

6.              In future filings provide the disclosure required by Item 404(b) of Regulation S-K.  It does not appear that the disclosure under the section “Related Parties” on page 25 of your proxy statement mentioned your policies and procedures.

RESPONSE:  In future applicable filings we will provide the disclosure required by Item 404(b) of Regulation S-K.

By this letter, we also acknowledge that:

(i)                                     Merit is responsible for the adequacy and accuracy of the disclosures in the filings identified above;

(ii)                                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings identified above; and

(iii)                               Merit may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above.  If you would like to discuss any issues presented by the comments and the responses contained in this letter, feel free to contact me at (801) 208-4343, Kent W. Stanger, our Chief Financial Officer, at (801) 208-4141, or Brian Lloyd, our outside counsel, at (801) 257-7964.

Very truly yours,

/s/ Rashelle Perry
Rashelle Perry
Chief Legal Officer